UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               RIVERDEEP GROUP PLC
                      -------------------------------------
                                (Name of Issuer)

              AMERICAN DEPOSITORY SHARES, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76870Q109
                                 --------------
                                 (CUSIP Number)

                            Donald D. Westfall, Esq.
                            Associate General Counsel
                   International Business Machines Corporation
                                New Orchard Road
                              Armonk, NY 10504-1783
                                 (914) 499-4478
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 1, 2000
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76870Q109

  1.  Name of Reporting Person:                       International
                                                    Business Machines
                                                       Corporation
      S.S. or I.R.S. Identification No. of Above       13-0871985
      Person:
  2.  Check the appropriate Box if a Member of          (a)  |_|
      a Group
                                                        (b)  |X|
  3.  SEC Use Only
  4.  Source of Funds:                                     00
  5.  Check Box if Disclosure of Legal
      Proceedings is Required Pursuant to
      Item 2(d) or 2(e):                                   |_|
  6.  Citizenship or Place of Organization:             New York

      Number of Shares Beneficially Owned by
      Reporting Person With:
  7.  Sole Voting Power:                                4,572,350
  8.  Shared Voting Power:                                None
  9.  Sole Dispositive Power:                           4,572,350
 10.  Shared Dispositive Power:                           None
 11.  Aggregate Amount Beneficially Owned by
      Reporting Person:                                 4,572,350
 12.  Check Box if the Aggregate Amount in
      Row (11) Excludes Certain Shares:                    |_|
 13.  Percent of Class Represented by Amount
      in Row (11):     Approximately                      14.2%
 14.  Type of Reporting Person:                            CO

Item 1. Security and Issuer.

      This statement on Schedule 13D (this "Statement") relates to the American Depository Shares, each of which represents the right at the date hereof to receive six Ordinary Shares, nominal value of $0.10 each of Riverdeep Group plc, incorporated under the laws of Ireland ("Riverdeep"). The address of the principal executive offices of Riverdeep is 8th Floor, Apollo House, Tara Street, Dublin, 2, Ireland.

Item 2. Identity and Background.

      International Business Machines Corporation ("IBM") is a New York corporation with its principal office and business at New Orchard Road, Armonk, New York 10504. IBM develops, manufactures and sells advanced information processing products, including computers and micro electronic technology, software, networking systems and information technology-related services.

      The attached Schedule I is a list of the directors and executive officers of IBM which contains the following information with respect to each such person: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

      During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to the Asset Purchase Agreement, dated as of July 31, 2000, by and among Riverdeep Group plc, an Irish corporation ("Buyer"), Edmark Corporation, a Washington corporation ("Seller"); and International Business Machines Corporation, a New York Corporation, ("IBM"), the Seller sold specified assets to the Buyer and IBM received as consideration American Depository Shares in the Buyer.

      The description of the Asset Purchase Agreement contained herein is qualified in its entirety by reference to that agreement, which is attached hereto as Exhibit 1.

Item 4. Purpose of Transaction.

      The purpose of the Asset Purchase Agreement was to transfer the specified assets to the Buyer in return for the consideration specified in the Asset Purchase Agreement.

      The purpose of the Registration Rights Agreement was to induce Seller and IBM to enter into the Asset Purchase Agreement and to provide specified registration and other rights for the equity in the Buyer being provided pursuant to the Asset Purchase Agreement.

      Concurrently with this transaction, the Buyer announced that it was naming Lee A. Dayton, Vice President of Corporate Development and Real Estate, IBM, to the Buyer's board of directors.

      The descriptions of the Asset Purchase Agreement and the Registration Rights Agreement contained herein are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibits 1 and 2.

Item 5. Interest in Securities of the Issuer.

As a result of this transaction, IBM now owns 4,572,350 American Depository Shares of Riverdeep. See also Item 1 above. IBM disclaims any interest in any shares held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and in certain affiliated entities which may hold shares for charitable purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

      Exhibit 1: Asset Purchase Agreement dated as of July 31, 2000 among
                  Riverdeep Group plc, Edmark Corporation and International Business Machines Corporation.

      Exhibit 2: Registration Rights Agreement dated as of September 1,
                  2000, among Riverdeep Group plc, Edmark Corporation and International Business Machines Corporation.

                                   (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2000

                             INTERNATIONAL BUSINESS
                              MACHINES CORPORATION

                             By:
                                 /s/ LEE A. DAYTON
                                 ------------------
                                 Lee A. Dayton
                                 Vice President, Corporate
                                 Development and Real Estate

                                   SCHEDULE I

                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                         International Business Machines Corporation
            --------------------------------------------------------

    NAME, BUSINESS ADDRESS              PRINCIPAL OCCUPATION           CITIZENSHIP
Louis V. Gerstner, Jr.                  Chairman of the Board and      United States of
    International Business Machines     Chief Executive Officer of     America
      Corporation                       IBM since 1993.
    New Orchard Road
    Armonk, NY 10504

Cathleen Black                          President, Hearst Magazines,   United States of
    Hearst Magazines                    a division of The Hearst       America
    959 8th Avenue                      Corporation
    New York, NY 10019

Kenneth I. Chenault                     President and                  United States of
    American Express Company            Chief Operating Officer,       America
    World Financial Center              American Express Company
    200 Vesey Street
    New York, NY 10285

Juergen Dormann                         Chairman of the                Germany
    Aventis S.A.                        Board of Management,
    67917 Strasbourg, Cedex 9           Aventis S.A.
    France

Nannerl O. Keohane                      President and professor of     United States of
    Office of the President             political science at Duke      America
    207 Allen Building                  University.
    Box 90001
    Duke University
    Durham, NC 27708-0001

Charles F. Knight                       Chairman and Chief Executive   United States of
    Emerson Electric Co.                Officer, Emerson Electric Co.  America
    8000 West Florissant Avenue
    St. Louis, MO 63136-8506

Minoru Makihara                         Chairman, Mitsubishi           Japan
    Mitsubishi Corporation              Corporation
    6-3 Marunouchi 2-chome
    Chyoda-ku
    Tokyo 200-8086
    Japan

Lucio A. Noto                           Vice Chairman,                 United States of
    Exxon Mobil Corporation             Exxon Mobil Corporation        America
    5959 Las Colinas Boulevard
    Irving, TX 75039

Samuel J. Palmisano                     President and Chief Operating  United States of
    International Business Machines     Officer, International         America
      Corporation                       Business Machines
    Route 100                           Corporation
    Somers, NY 10589

John B. Slaughter                       President and Chief Executive  United States of
    National Action Council for         Officer, National Action       America
      Minorities in Engineering         Council for Minorities in
    The Empire State Building           Engineering
    350 Fifth Avenue
    New York, NY 10118-2299

John M. Thompson                        Vice Chairman, International   Canada
    International Business Machines     Business Machines Corporation
      Corporation
    New Orchard Road
    Armonk, NY 10504

Alex Trotman                            Retired Chairman and Chief     United States of
    Ford Motor Company                  Executive Officer, Ford        America
    One Parklane Boulevard              Motor Company
    Dearborn, MI 48126

Lodewijk C. van Wachem                  Chairman of the supervisory    Netherlands
    Royal Dutch Petroleum Company       board of Royal Dutch
    P.O. Box 162                        Petroleum Company
    2501 AN The Hague
    Netherlands

Charles M. Vest                         President and professor of     United States of
    Massachusetts Institute of          mechanical engineering at      America
      Technology                        the Massachusetts Institute
    President's Office                  of Technology
    Room 3-208
    77 Massachusetts Avenue
    Cambridge, MA 02139

Nicholas M. Donofrio                    Senior Vice President and      United States of
    International Business Machines     Group Executive of IBM         America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Douglas T. Elix                         Senior Vice President and      Australia
    International Business Machines     Group Executive of IBM
      Corporation
    Route 100
    Somers, NY 10589

William A. Etherington                  Senior Vice President and      Canada
    International Business Machines     Group Executive of IBM
      Corporation
    1133 Westchester Avenue
    White Plains, NY 10604

J. Bruce Harreld                        Senior Vice President of       United States of
    International Business Machines     Strategy of IBM                America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Paul M. Horn                            Senior Vice President          United States of
    International Business Machines     of Research of IBM             America
      Corporation
    T. J. Watson Research Center
    Route 134
    Yorktown Heights, NY 10598

John R. Joyce                           Senior Vice President          United States of
    International Business Machines     and Chief Financial Officer    America
      Corporation of IBM
    New Orchard Road
    Armonk, NY 10504

David B. Kalis                          Senior Vice President of       United States of
    International Business Machines     Communications of IBM          America
      Corporation
    New Orchard Road
    Armonk, NY 10504

John E. Kelly                           Senior Vice President and      United States of
    International Business Machines     Group Executive of IBM         America
      Corporation
    Route 100
    Somers, NY 10589

Abby F. Kohnstamm                       Senior Vice President of       United States of
    International Business Machines     Marketing of IBM               America
      Corporation
    New Orchard Road
    Armonk, NY 10504

J. Randall MacDonald                    Senior Vice President of       United States of
   International Business Machines      Human Resources of IBM         America
     Corporation
    New Orchard Road
    Armonk, NY 10504

Steven A. Mills                         Senior Vice President          United States of
   International Business Machines      and Group Executive            America
     Corporation
   Route 100

Lawrence R. Ricciardi                   Senior Vice President and      United States of
    International Business Machines     General Counsel of IBM         America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Linda S. Sanford                        Senior Vice President          United States of
   International Business Machines      and Group Executive of IBM     America
     Corporation
   Route 100
   Somers, NY 10589

William M. Zeitler                      Senior Vice President and      United States of
    International Business Machines     Group Executive                America
      Corporation
    Route 100
    Somers, NY 10589

Daniel E. O'Donnell                     Vice President, Assistant      United States of
    International Business Machines     General Counsel and            America
      Corporation                       Secretary of IBM
    New Orchard Road
    Armonk, NY 10504

Mark Loughridge                         Vice President and Controller  United States of
    International Business Machines     of IBM                         America
      Corporation
    New Orchard Road
    Armonk, NY 10504

Robert F. Woods                         Vice President and Treasurer   United States of
    International Business Machines     of IBM                         America
      Corporation
    New Orchard Road
    Armonk, NY 10504